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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ________)*

                       BUGABOO CREEK STEAK HOUSE, INC.
                              (Name of Issuer)

                   COMMON STOCK, $.01 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                 120035-10-0
                               (CUSIP Number)

                              RICHARD E. RIVERA
                            LONGHORN STEAKS, INC.
                       BUILDING 200, 8215 ROSWELL ROAD
                           ATLANTA, GEORGIA  30350
                               (770) 399-9595
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                JUNE 14, 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
IP NO. 120035-10-0                                                                PAGE 2 OF 6 PAGES

 1   NAME OF REPORTING PERSON
     Longhorn Steaks, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     I.R.S. Identification No. 58-1498312

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (A)  [ ]
                                                                                                   (B)  [ ]

 3   SEC USE ONLY


 4   SOURCE OF FUNDS
                            OO (1)


 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Georgia


                    7      SOLE VOTING POWER

  NUMBER OF
    SHARES          8      SHARED VOTING POWER
 BENEFICIALLY              2,415,000
   OWNED BY
     EACH           9      SOLE DISPOSITIVE POWER
  REPORTING
    PERSON
     WITH           10     SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,415,000(2)


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.2%


14   TYPE OF REPORTING PERSON
     CO





                              Page 2 of 6 Pages

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(1)      The shares indicated are subject to the Stockholder Agreement by and among the reporting person, Bugaboo Creek Steak House, Inc., and Mr. Edward P. Grace, III described in Item 4 of this report. The reporting person expressly disclaims beneficial ownership of any of the shares of Common Stock of the registrant as to which it may be deemed to share voting power pursuant to the Stockholder Agreement.

(2) The percentage indicated represents the percentage of the total outstanding shares of Common Stock of Bugaboo Creek Steak House, Inc. as of June 14, 1996. For the reasons discussed in the footnote (1), Longhorn expressly disclaims beneficial ownership of any of the shares of Common Stock of Bugaboo as to which it may be deemed to share voting power pursuant to the Stockholder Agreement.





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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock of Bugaboo Creek Steak House, Inc., $.01 par value per share ("Bugaboo Common Stock"). Bugaboo Creek Steak House, Inc. ("Bugaboo") is a Delaware corporation whose principal executive offices are located at 1275 Wampanoag Trail, East Providence, Rhode Island 02915.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Longhorn Steaks, Inc., ("Longhorn") a Georgia corporation whose principal executive offices are located at Building 200, 8215 Roswell Road, Atlanta, Georgia 30350.

         To the best of Longhorn's knowledge, during the last five years, neither Longhorn nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has Longhorn or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This item is not applicable because the nature of Longhorn's deemed beneficial ownership of shares of Bugaboo Common Stock arises under the Stockholder Agreement described in Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to an Agreement and Plan of Merger, dated as of June 14, 1996, as amended on July 29, 1996 (the "Merger Agreement"), among Longhorn, Bugaboo and Whip Merger Corporation, a Georgia corporation and a wholly-owned subsidiary of Longhorn, and in consideration thereof, Longhorn, Bugaboo and Mr. Edward P. Grace, III (the "Stockholder") have entered into an agreement (the "Stockholder Agreement"). The Stockholder Agreement provides, among other things, that the Stockholder will vote such Stockholder's shares of Bugaboo Common Stock, 2,415,000 shares or 46.2% of the shares outstanding as of June 14, 1996, in favor of the execution and delivery by Bugaboo of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; provided, however, that the Merger Agreement has not been amended so as to reduce the consideration payable in the merger of Bugaboo with and into Whip Merger Corporation (the "Merger") to a lesser amount of the Common Stock of Longhorn. The Stockholder Agreement also provides that the Stockholder will vote such Stockholder's shares of Bugaboo Common Stock against any of the following (each a "Competing Transaction"); any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Bugaboo or any amendment of Bugaboo's Certificate of Incorporation or Bylaws or other proposal or transaction that would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. The Stockholder has also agreed not to, and not to permit any, of its representatives to, directly or indirectly, solicit, initiate or encourage the submission of, any takeover proposal or participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal.

         The Stockholder Agreement will terminate upon the earlier of the effective time of the Merger or the date upon which the Merger Agreement is terminated in accordance with its terms.





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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The 2,415,000 shares of Bugaboo Common Stock subject to the Stockholder Agreement are equal to approximately 46.2% of Bugaboo Common Stock, based on the shares of Bugaboo Common Stock issued and outstanding on June 14, 1996.

         Longhorn expressly disclaims any beneficial ownership of the 2,415,000 shares of Bugaboo Common Stock subject to the Stockholder Agreement.

         Other than as set forth in this Item 5, to the best of Longhorn's knowledge (i) neither Longhorn nor any subsidiary or affiliate of Longhorn or any of its or their executive officers or directors, beneficially owns any shares of Bugaboo Common Stock, and (ii) there have been no transactions in the shares of Bugaboo Common Stock effected during the past 60 days by Longhorn, nor to the best of Longhorn's knowledge, by any subsidiary or affiliate of Longhorn or any of its or their executive officers or directors.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
            TO SECURITIES TO THE ISSUER.

         Other than the Merger Agreement, including the Stockholder Agreement, a copy of which (excluding certain exhibits) is incorporated by reference herein, to the best of Longhorn's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of Bugaboo.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The Merger Agreement and the Stockholder Agreement are incorporated by reference to the Registration Statement on Form S-4, Registration Number 333-08053.





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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 1996                        /s/ Anne D. Huemme
- ----------------------------         ---------------------------------------
                 Date                                  Signature

                                      Anne D. Huemme, Chief Financial Officer
                                     ----------------------------------------
                                                       Name/Title





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